Exhibit 17.3

From:  Georges Ugeux
Sent:  12/16/2009
To:  Dilip Shanghvi

Dear Dilip,

I understand some portions of my resignation letter and subsequent letter prompted by Caraco's response to my initial letter may have been quoted out of context by certain people.  Accordingly, I wanted to set the record straight.  As you know, I resigned from the Board of Directors of Caraco because of my “disagreement with respect to issues of corporate governance and the fiduciary role of independent directors” arising from the FDA seizure of inventory and products at Caraco's Detroit facility.

I want to make clear that despite these specific disagreements, I had no material disagreement on any other issues. I continue to be proud of our efforts on behalf of Caraco and its shareholders reflected in the increase in revenues reported by Caraco over the five years I served as an independent director on the Board of Directors from $ 60 million to $ 337 million.

Regards,
Georges Ugeux